Exhibit 99.1

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at March 31, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$177,156,574	$182,329,782
Accounts receivable		9,109,751	8,502,095
Prepaid expenses and other assets		741,545	1,032,431
Inventories	3	3,602,070	3,845,695
Non-current assets
Property and equipment, net	4	14,414,208	13,360,833
Intangible assets, net		3,215,323	3,303,647

Total Assets		$208,239,471	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,924,028	$7,123,563
Provisions		237,914	187,080
Deferred revenue		349,341	380,325
Deferred partnership fee revenue		1,300,000	1,300,000
Repayable government assistance		—	17,587
Non-current liabilities
Deferred revenue		219,809	193,626
Deferred partnership fee revenue		1,666,666	1,991,666
Shareholder warrants	5	38,009,912	26,065,994

Total Liabilities		$47,707,670	$37,259,841

Shareholders’ Equity
Share capital	8	$308,361,912	$307,103,074
Contributed surplus	6	9,222,664	8,953,041
Deficit		(157,052,775)	(140,941,473)

Total Shareholders’ Equity		$160,531,801	$175,114,642

Total Liabilities and Shareholders’ Equity		$208,239,471	$212,374,483

Common shares outstanding	8	55,090,284	54,894,038

Subsequent events	11

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(expressed in U.S. dollars)

		For the three month period ended
	Notes	March 31, 2014	March 31, 2013
Product sales		9,391,391	6,300,243
Royalty revenue		405,000	440,678
Partnership fee revenue		325,000	325,000
Service revenue		176,831	212,522

Total revenues		10,298,222	7,278,443
Cost of sales		3,601,897	2,732,142

Gross profit		6,696,325	4,546,301

Selling and distribution costs		6,707,560	2,348,256
Research and development expenses		2,254,918	1,487,198
Administrative expenses		1,994,611	1,360,739

Total operating expenses		10,957,089	5,196,193

Loss from operations		(4,260,764)	(649,892)
Finance costs		—	(171,189)
Finance income		68,380	14,843
Shareholder warrants revaluation adjustment	5	(11,943,918)	(2,106,042)
Gain on investment		25,000	—

Loss from operations before income taxes		(16,111,302)	(2,912,280)
Income tax expense		—	(20,000)

Net loss and comprehensive loss for the period		(16,111,302)	(2,932,280)

Basic and diluted loss and comprehensive loss per share for the period	9	($0.29)	($0.07)

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642
Loss and comprehensive loss	—	—	—	(16,111,302)	(16,111,302)
Exercise of options	1,258,838	(506,448)	—	—	752,390
Stock-based compensation (note 6)	—	776,071	—	—	776,071

As at March 31, 2014	$308,361,912	$9,222,664	—	($157,052,775)	$160,531,801

As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762
Loss and comprehensive loss	—	—	—	(2,932,280)	(2,932,280)
Exercise of convertible debenture	6,194,625	—	(1,434,840)	—	4,759,785
Exercise of warrants	932,322	(23,052)	—	—	909,270
Exercise of options	76,110	(26,908)	—	—	49,202
Stock-based compensation	—	399,837	—	—	399,837

As at March 31, 2013	$147,149,620	$8,258,101	$19,513	($121,571,658)	$33,855,576

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(expressed in U.S. dollars)

		For the three month period ended
	Notes	March 31, 2014	March 31, 2013
OPERATING ACTIVITIES
Loss and comprehensive loss for the period		($16,111,302)	($2,932,280)
Items not affecting cash
Depreciation of property and equipment	4	1,152,552	720,935
Amortization of intangible assets		88,324	114,909
Stock-based compensation	6	776,071	399,837
Gain on investment		(25,000)	—
Imputed interest on convertible debentures		—	107,734
Conversion of convertible debentures		—	59,249
Shareholder warrants revaluation adjustment	5	11,943,918	2,106,042

		(2,175,437)	576,426

Changes in non-cash working capital
Increase in accounts receivable		(607,656)	(988,581)
Decrease in prepaid expenses and other assets		290,886	299,676
Decrease (increase) in inventories		243,625	(707,989)
(Decrease) increase in accounts payable and accrued liabilities and provisions		(1,146,367)	356,825
Decrease in deferred revenue		(30,984)	(1,781)

Net change in non-cash working capital balances related to operations		(1,250,496)	(1,041,850)

Decrease in long-term deferred revenue		(298,817)	(291,844)

Cash used in operating activities		(3,724,750)	(757,268)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(2,290,707)	(1,251,916)
Disposals of property and equipment	4	84,780	27,770
Redemption of investment		25,000	—

Cash used in investing activities		(2,180,927)	(1,224,146)

FINANCING ACTIVITIES
Repayment of government assistance		(17,587)	(54,161)
Proceeds from exercise of options		752,390	49,202
Proceeds from exercise of warrants		—	253,631

Cash provided by financing activities		734,803	248,672

Net decrease in cash and cash equivalents		(5,170,874)	(1,732,742)
Impact of foreign exchange on cash and cash equivalents		(2,334)	(1,572)
Cash and cash equivalents at beginning of period		182,329,782	38,954,181

Cash and cash equivalents at end of period		177,156,574	$37,219,867

See accompanying notes to the interim condensed consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. Novadaq Corp. was incorporated in the State of Delaware in June 2005 as a wholly owned subsidiary of the Company. The interim condensed consolidated financial statements include the accounts of the Company and its subsidiary. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

2.	ACCOUNTING POLICIES

These interim condensed consolidated financial statements for the three month period ended March 31, 2014 of the Company were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”] as issued by the International Accounting Standards Board [“IASB”].

The same accounting policies and methods of computation were followed in the preparation of these interim condensed consolidated financial statements as were followed in the preparation of the annual consolidated financial statements for the year ended December 31, 2013 prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the IASB. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. Accordingly, these interim condensed consolidated financial statements for the three months period ended March 31, 2014 should be read together with the annual consolidated financial statements for the year ended December 31, 2013, which are available on SEDAR at www.sedar.com.

The preparation of interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are consistent with those disclosed in the notes to the annual consolidated financial statements for the year ended December 31, 2013. These interim condensed consolidated financial statements were authorized for issue by the Board of the Directors on May 5, 2014.

New standards, interpretations and amendments not yet adopted by the Company

[a] IFRS 9 – Financial Instruments

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduces additional changes relating to financial liabilities and IFRS 9 (2013) introduces hedging guidance.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

The Company does not intend to early adopt IFRS 9 (2009), IFRS 9 (2010) or IFRS 9 (2013) in its financial statements and will adopt for the annual period beginning on January 1, 2018, which is the expected mandatory adoption date being proposed by the IASB.

3.	INVENTORIES

Inventories by category are as follows:

	March 31, 2014	December 31, 2013
	$	$
Raw materials	2,712,257	3,099,134
Medical devices, software and parts	808,675	686,545
TMR kits	81,138	60,016

	3,602,070	3,845,695

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

For the three month period ended March 31, 2014, $1,503,354 [three month period ended March 31, 2013—$656,635] of inventory has been recognized in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2014	20,658,005	432,187	1,475,962	284,716	22,850,870
Additions	2,260,248	3,884	26,575	—	2,290,707
Disposals	(119,281)	—	—	—	(119,281)

Balance at March 31, 2014	22,798,972	436,071	1,502,537	284,716	25,022,296

Depreciation: Opening balance at January 1, 2014	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)
Depreciation	(1,097,270)	(3,583)	(41,087)	(10,612)	(1,152,552)
Disposals	34,501	—	—	—	34,501

Balance at March 31, 2014	(8,657,309)	(406,430)	(1,314,932)	(229,417)	(10,608,088)

Net book value at March 31, 2014	14,141,663	29,641	187,605	55,299	14,414,208

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Opening balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	6,132,863	21,774	221,773	48,088	6,424,498
Disposals	(464,573)	—	—	—	(464,573)

Balance at December 31, 2013	20,658,005	432,187	1,475,962	284,716	22,850,870

Depreciation:
Opening balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(3,174,794)	(11,866)	(93,070)	(88,435)	(3,368,165)
Write-down	(25,488)	—	—	—	(25,488)
Disposals	76,900	—	—	—	76,900

Balance at December 31, 2013	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)

Net book value at December 31, 2013	13,063,465	29,340	202,117	65,911	13,360,833

As at March 31, 2014, medical devices includes construction-in-progress of $3,329,422 [December 31, 2013—$2,689,174], which are not being depreciated. Depreciation will commence when the devices are placed at the medical institutions.

For the three month period ended March 31, 2014, additions included expenditures of $1,498,446 [three month period ended March 31, 2013—$723,935] on SPY Elite systems placed at medical institutions to generate revenue and Pinpoint systems for use in clinical trials.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

5.	SHAREHOLDER WARRANTS

	Broker Warrants		February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	#	$	$
December 31, 2012	19,210	23,052	542,431	3,254,828	1,621,846	9,748,102	13,025,982
Exercised	(19,210)	(23,052)	(148,558)	(1,316,698)	(60,331)	(635,709)	(1,975,459)
Revaluation	—	—	—	3,353,734	—	11,661,737	15,015,471

December 31, 2013	—	—	393,873	5,291,864	1,561,515	20,774,130	26,065,994

Revaluation	—	—	—	2,401,450	—	9,542,468	11,943,918

March 31, 2014	—	—	393,873	7,693,314	1,561,515	30,316,598	38,009,912

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2013 were valued at U.S. $13.30 per warrant.

As at March 31, 2014, the warrants were revalued at U.S. $19.41 per warrant utilizing the following assumptions: volatility rate of 45%; risk-free interest rate of 1.22%; expected life of 1.98 years; a share price of CDN $24.56; an exercise price of CDN $3.18 and an exchange rate of 0.9047.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. Broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2013 at U.S. $13.44 per warrant.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

As at March 31, 2014, the warrants were revalued at U.S. $19.53 per warrant utilizing the following assumptions: volatility rate of 37%; risk-free interest rate of 1.16%; expected life of 0.89 years; a share price of CDN $24.56; an exercise price of CDN $3.00 and an exchange rate of 0.9047.

6.	STOCK-BASED COMPENSATION PLANS

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the three month period ended March 31, 2014 and included in the respective function lines in the interim condensed consolidated statements of loss and comprehensive loss is $776,071 [three month period ended March 31, 2013—$399,837].

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

A summary of the options outstanding as at March 31, 2014 and December 31, 2013 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	March 31, 2014		December 31, 2013
	Number outstanding	Weighted average exercise price	Number outstanding	Weighted average exercise price
	#	$	#	$
Options outstanding, beginning of period	2,710,944	6.72	3,066,295	3.98
Options granted	320,000	20.76	786,500	13.83
Options exercised	(196,246)	4.23	(899,695)	2.74
Options cancelled	—	—	(66,655)	2.14
Options forfeited	(31,333)	17.33	(175,501)	12.90

Options outstanding, end of period	2,803,365	8.37	2,710,944	6.72

Options exercisable, end of period	1,468,330	4.23	1,598,577	4.13

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 7, 2014, the Company issued 320,000 options under the Plan to employees. For the three month period ended March 31, 2014, the Company used the following assumptions to determine the fair value of the options granted: weighted average volatility rate of 46%, expected dividend yield of nil, weighted average expected life of 3.6 years, weighted average interest rate of 1.37% and an exchange rate of 0.9076.

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the options is indicative of future trends, which may also not necessarily be the actual outcome.

There have been no modifications to the Plan during the period presented in the interim condensed consolidated financial statements.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments that are recorded in the consolidated financial statements:

	March 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	177,156,574	177,156,574	182,329,782	182,329,782
Loans and receivables
Accounts receivable	9,109,751	9,109,751	8,502,095	8,502,095

	186,266,325	186,266,325	190,831,877	190,831,877

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	38,009,912	38,009,912	26,065,994	26,065,994
Repayable government assistance	—	—	17,587	17,587
Accounts payable and accrued liabilities and provisions	6,161,942	6,161,942	7,310,643	7,310,643

	44,171,854	44,171,854	33,394,224	33,394,224

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	The fair value of the warrants are estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1—Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•	Level 2—Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	March 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	177,156,574	—	—	182,329,782	—	—
Financial liabilities
Shareholder warrants	—	38,009,912	—	—	26,065,994	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Concentration of Accounts Receivable

As at March 31, 2014, $7,848,299 or 86% [2013—$7,294,367 or 86%] of the total accounts receivable are due from six customers [December 31, 2013- six customers]. As at March 31, 2014, three customers had accounts receivable balances exceeding 10% of total accounts receivable. Concentration of these three customers comprised 37%, 25% and 11% of total accounts receivable as at March 31, 2014 as compared to 3%, 36% and 12%, respectively as at December 31, 2013.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

8.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares—unlimited, no par value; preference shares – unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2012	40,226,243	139,946,563
Public offering	10,735,000	154,318,327
Exercise of broker warrants pursuant to private placement	19,210	23,052
Exercise of convertible debt	2,810,112	6,280,155
Exercise of stock options	899,695	3,960,668
Exercise of warrants	203,778	2,574,309

Balance at December 31, 2013	54,894,038	307,103,074

Exercise of stock options	196,246	1,258,838

Balance at March 31, 2014	55,090,284	308,361,912

9.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the period attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the net loss and weighted average number of shares data used in the basic and diluted loss per share computations:

	For the three month period ended
	March 31, 2014	March 31, 2013
Loss and comprehensive loss attributable to common shareholders for basic and diluted loss per share	($16,111,302)	($2,932,280)

Weighted average number of shares for basic and diluted loss per share	54,981,353	40,400,291

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of issuance of these interim condensed consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible debentures has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

Novadaq Technologies Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(Unaudited)

(expressed in U.S. dollars except as otherwise indicated)

10.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	March 31, 2014	March 31, 2013
	$	$
United States	9,678,834	7,258,303
Outside United States	619,388	20,140

Total	10,298,222	7,278,443

Property and Equipment is domiciled as follows:

	March 31, 2014	December 31, 2013
	$	$
Canada	6,561,132	5,161,713
United States	7,853,076	8,199,120

Total	14,414,208	13,360,833

Intangible assets are domiciled as follows:

	March 31, 2014	December 31, 2013
	$	$
Canada	3,215,323	3,303,647

Total	3,215,323	3,303,647

11.	SUBSEQUENT EVENT

On April 23, 2014, Novadaq entered into a definitive agreement to acquire all outstanding shares of Aïmago SA (“Aïmago”). Under terms of the agreement, Novadaq will pay to Aïmago shareholders, an upfront consideration of US$10 million, which includes US$6.5 million in cash, plus US$3.5 million in Novadaq stock. If certain regulatory and commercial milestones are achieved in the future, Novadaq may also pay contingent earn out considerations totaling an additional US$2.4 million which may be satisfied in cash or in Novadaq stock at Novadaq’s option. Novadaq will acquire all of Aïmago’s assets on a cash-free/debt-free basis, including tangible assets and intellectual property assets.

Given the timing of the acquisition, the Company does not have sufficient information to disclose the preliminary purchase price allocation. However, this information will be disclosed in future periods.